Exhibit E

TESSERA DEFENSE AND HOMELAND SECURITY INC.

(formerly BiomX Inc.)

850 New Burton Road, Suite 201, Dover, Delaware 19904

September 15, 2026

Water IO Ltd. Attention: Menachem Shalom, Chief Executive Officer

Re: Confirmation under Section 7 of Amendment No. 1 and Waiver, dated as of July 24, 2026, to the Promissory Note dated April 10, 2026

Dear Menny,

This letter records how Section 4 of Amendment No. 1 has been implemented following the review by the NYSE American, and constitutes the written confirmation contemplated by Section 7 of Amendment No. 1. It does not amend the Note or Amendment No. 1.

1.	Shares issued. The Company submitted a supplemental listing application to the NYSE American in respect of the 800,000 shares contemplated by Section 4 of Amendment No. 1. The NYSE American advised that no more than 267,956 of those shares may be issued to Water IO without stockholder approval under Section 713 of the NYSE American Company Guide, and on September 2, 2026 authorized the listing of those 267,956 shares. Following the Company’s one-for-ten reverse stock split effective September 9, 2026, that number is 26,796 shares, and the Company has instructed its transfer agent to issue 26,796 shares to Water IO in restricted book-entry form on account of the 800,000 shares.

2.	The balance. The remaining 532,044 shares contemplated by Section 4 of Amendment No. 1, being 53,205 shares after the reverse stock split (the “Balance Shares”), remain outstanding under Section 4. The Company will submit the issuance of the Balance Shares to its stockholders for approval at its next meeting of stockholders. The Balance Shares may also be satisfied by a transfer of an equivalent number of shares to Water IO by a third party for its own account, in which case the Company shall have no further obligation in respect of them; Water IO will confirm any such transfer to the Company in writing. If neither has occurred by June 30, 2027, the parties will agree in good faith on a cash amount in satisfaction of the Balance Shares.

3.	Payments under the Note. The installments of $250,000 due on August 1 and September 1, 2026 have been paid. The remaining principal of $500,000 is payable in accordance with Section 3 of Amendment No. 1, and Water IO confirms that no default or event of default exists under the Note.

4.	Section 7. This letter constitutes the written confirmation contemplated by Section 7 of Amendment No. 1 in respect of the shares described in paragraph 1, and the parties agree that the date referred to in the final sentence of Section 7 is extended to November 30, 2026.

5.	No other change. Nothing in this letter amends, waives or otherwise affects any other provision of the Note or of Amendment No. 1, and this letter is not a novation. The Company may describe this letter in its filings with the Securities and Exchange Commission.

Please confirm your agreement by signing below.

Very truly yours,

Agreed and confirmed:
TESSERA DEFENSE AND HOMELAND SECURITY INC.		WATER IO LTD.

By:	/s/ Michael Oster	By:	/s/ Menachem Shalom
Name:	Michael Oster	Name:	Menachem Shalom
Title:	Chief Executive Officer	Title:	Chief Executive Officer